KROSSBOW HOLDING CORP.

From:
Jason Kropp
Chief Executive Officer
Krossbow Holding Corp.
831-77th Avenue
Edmonton, Alberta
Canada T6P 1S9

AMMENDMENT #1

Re: Form S-1/A filed May 13, 2010 File No, 333-166786

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To Whom It May Concern:

On behalf of Krossbow Holding Corp. a Nevada corporation (the "Company"), we submit the following responses which correspond to the numerical comments contained in the Securities and Exchange Commission letter dated June 9, 2010 (the "SEC Letter") regarding the Registration Statement on Form S-1 (the "Registration Statement").

Registration Statement on Form S-1

General

1) The Company is not a blank check company as defined in Rule 419. Pursuant to Rule 419, a blank check company is a development stage company that either has no specific business plan or purpose, or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies, or other entity or person; and is issuing "penny stock," as defined in Rule 3a51-1 under the Securities Exchange Act of 1934. According to SEC Release No. 33-6932, Rule 419 does not apply to a development stage company with a specific business plan, "even if operations have not commenced at the time of the offering."

     The mentioned items in the SEC Letter do not establish that the Company has no specific business plan, or intends to engage in a merger or acquisition. As to the mention of "[no] concrete steps to implement your business plan", the SEC made it clear being a development stage company in and of itself is not dispositive. As stated in Release No. 33-6932, it is inappropriate in the analysis of a blank check company to gauge whether the company has even commenced operations; the appropriate test therefore is whether the company has a specific business plan or purpose, or whether that purpose is to engage in a merger or acquisition with another entity.

2) As described in response to comment #1, we do not believe we are a blank check company.

3) The Company revised the disclosure so that it conveys an accurate picture of our company at the point of effectiveness.

Registration Statement Cover

4)   The Company revised the fee table calculation.

5)   The Company has removed the reference in footnote (2).
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Prospectus Cover Page

6) The Company has added a reference to the page number where the Risk Factors begin.

7) The Company revised the disclosure to change the shares offered to represent 69%

Summary of Our Offering, Page 3

8) The Company has revised the Summary of Our Offering section to include the actual incorporation date.

9) The Company has revised the disclosure to include a summer of the steps taken and steps the company plans to take to initiate its business plan. In addition a budget and timeframe has been added.

10) The Company has revised the disclosure to include the assets and net loss as of March 31, 2010. In addition the Company added disclosure regarding burn rate, and operations budget.

11) The Company has revised the disclosure to include a summer of the auditors going concern statement.

12) The Company has revised the disclosure to include a definitions section describing the meaning of words that could cause confusion to the "average investor". Please note ISO 14064-2 is described in detail in the Plan of Operations section.

Risk Factors, Page 5

13)  In response to this comment, three relevant risk factors were added.

     "If we do not obtain additional financing our business will fail." Page 5.

14) The Company has added figures for capital required and capital raise target.

     "We have no experience as a public company", Page 8

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15)  The Company has revised the disclosure to include additional costs incurred as a public company.

"Selling Shareholder" Page 9

16) The Company has revised the disclosure to include a consistent number of common shares.

17) The Company has revised its disclosure to indicate that Patricia Kropp is the wife of Jason Kropp.

     Bernard Kropp-Father
     Brenda Kropp-Mother
     Gilene Kropp-Cousin
     Jenise Kropp-Sister
     Nathan Kropp-Brother
     Randy Kropp-Uncle
     Cory Kropp-Sister in law

Plan of Distribution, Page 11

18) The Company has revised its disclosure to reconcile the disclosure regarding the sale of shares pursuant to Rule 144 with the statement that indicates the Company may be considered a shell company.

Description of Business, Page 14

19) The Company has revised its disclosure to include a discussion on revenues, costs and risks associated with an initial project.

20) The Company has revised its disclosure to add a statements regarding market competition.

21) The statement regarding McKinsey & Company has been removed as it is considered too forward-looking in light of comment #3 in the SEC letter dated June 9, 2010.

22) The Company has revised its disclosure to remove the term "access" as it could be misleading.

23) The Company has revised its disclosure to clarify the current state of its marketing efforts.

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Stockholders of Our Common Shares, Page 18

24) The Company has revised its disclosure to reconcile the number of shareholders.

Rule 144 shares, Page 9

     The Company has revised its disclosure to reconcile the disclosure regarding the sale of shares pursuant to Rule 144 with the statement that indicates the Company may be considered a shell company.

Plan of Operations, Page 19

25) The Company has revised its disclosure to include costs for each stage of operations.

Develop Website, Page 19

26)  The Company has filed the contract with CarbonBull Inc. as exhibit 10.1.

Procure Initial Project in Canada, Page 20

27) The Company has revised its disclosure to describe the process of using a forest/pastureland interface.

Directors, Executive Officers, Promoters and Control Persons, Page 23

28) The Company revised its disclosure to include the date Mr. Kropp began work with Berja Group Ltd as well as added more details of his general responsibilities.

29) The Company has revised its disclosure to remove statements that are not required by Item 401(e)(1).

Certain Relationship and Related Transactions, Page 25

30) The Company has revised its disclosure to include a statement that Mr. Kropp has donated office space at no cost to the company, and that the Company has no agreement to pay rent in the future.

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31)  The Company has revised its disclosure to include material terms of the loan reference in note 4. In addition a copy of the loan agreement has been filed as Exhibit 10.2.

Notes to Financial Statements

Organization of Business, Page F-6

32) "We have revised the footnote so that it is consistent with the description of our business that appears elsewhere in the prospectus"

Accounting Basis, Page F-9

33)  "We have revised this footnote to reflect that our year-end is March 31"

Note 4-Note Payable-Related Party, Page F-8

34)  "We have changed the title of this footnote to "Related Party
     Transactions".

35)  "We have added a disclosure regarding our office space."

Part II. Information Not Required in Prospectus,

Recent Sales of Unregistered Securities, Page II-2

36) The Company has revised its disclosure to reconcile the information regarding Mr. Kropp's acquisition of 3,000,000 shares as it should be 1,000,000 shares at $0.004.

Other

37) Financial statements are not required to be updated yet as they are not 135 days old.

38) Updated consent has been filed as an exhibit with the registration statement.

Krossbow Holding Corp.


/s/ Jason Kropp
------------------------
Jason Kropp, CEO


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